UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of January 2015
_______________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Monthly report of unconsolidated results of banking operation in Colombia under Colombian Banking GAAP – December 2014

Monthly report of unconsolidated results of
our banking operation in Colombia
under Colombian Banking GAAP

December, 2014

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to oversight by the Superintendency of Finance. Grupo Aval is not a financial institution and it is not supervised or regulated as a financial institution in Colombia. Grupo Aval is not required to file individual, nor consolidated financial statements on a monthly basis.

These results are exclusively provided for informational purposes and contain the unconsolidated financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, together, the “Banks”) as reported to the Superintendency of Finance, and the combined financial statements of the unconsolidated results of our Banks, which reflect approximately 80% of the consolidated results of Grupo Aval.  These unconsolidated financial statements do not reflect the consolidation process of subsidiaries such as Corficolombiana, Porvenir or BAC Credomatic, are not intended to reflect the consolidated financial statements of Grupo Aval and are not necessarily indicative of the results for any other future interim period.

Even though, the information herein has not been audited, financial statements and other financial data included in this report is prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Important Information

Banco de Occidente’s results (and thus Grupo Aval´s combined results presented herein) for the month ended December 31, 2014 are positively affected by a net gain of COP 729.8 thousands of million associated with the reclassification of its investment in Corficolombiana from its available for sale portfolio to its trading portfolio, and with the sale of part of these shares to Grupo Aval S.A.

This net gain is non-recurring and will not impact the consolidated financial statements of Grupo Aval.

Tatiana Uribe Benninghoff
Vice-President of Financial Planning and Investor Relations
Tel.: +571 241 9700  x3297 / 3600
E-mail: turibe@grupoaval.com

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF DECEMBER, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Dec-13	Nov-14	Dec-14	Dec-14 Vs. Nov-14	Dec-14 Vs. Dec-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	7,586,261	8,997,366	8,548,233	(5.0)	12.7
Interbank and overnight funds	1,477,726	1,388,622	851,622	(38.7)	(42.4)
Total Cash and cash equivalents	9,063,987	10,385,987	9,399,854	(9.5)	3.7
INVESTMENT SECURITIES
Debt securities	12,828,053	14,653,942	14,947,848	2.0	16.5
Trading	2,986,539	2,460,432	2,588,313	5.2	(13.3)
Available for Sale	6,934,919	9,555,829	9,732,574	1.8	40.3
Held to maturity	2,906,596	2,637,681	2,626,961	(0.4)	(9.6)
Equity securities	11,102,313	12,569,239	12,477,562	(0.7)	12.4
Trading	43,215	33,255	464,758	N.A.	975.5
Available for Sale	11,059,098	12,535,985	12,012,805	(4.2)	8.6
Allowance	(3,028)	(1,087)	(1,253)	15.3	(58.6)
Total investment securities, net	23,927,338	27,222,094	27,424,158	0.7	14.6
LOANS AND FINANCIAL LEASES
Commercial loans	44,925,073	49,486,044	49,861,406	0.8	11.0
Consumer loans	20,657,417	23,023,441	23,258,421	1.0	12.6
Microcredit	341,857	349,728	351,781	0.6	2.9
Mortgage loans	1,877,803	2,803,882	2,903,209	3.5	54.6
Financial leases	6,104,929	6,320,764	6,388,800	1.1	4.6
Allowance for loans and financial leases losses	(2,614,938)	(2,805,332)	(2,831,029)	0.9	8.3
Total loans and financial leases, net	71,292,141	79,178,527	79,932,588	1.0	12.1
Interest accrued on loans and financial leases	678,278	773,157	742,973	(3.9)	9.5
Allowance on Interest accrued on loans and financial leases	(84,107)	(97,249)	(95,528)	(1.8)	13.6
Interest accrued on loans and financial leases, net	594,170	675,908	647,445	(4.2)	9.0
Bankers' acceptances, spot transactions and derivatives	343,458	606,014	866,904	43.1	152.4
Accounts receivable, net	1,076,530	1,124,473	1,326,809	18.0	23.2
Property, plant and equipment, net	860,339	901,375	916,090	1.6	6.5
Operating leases, net	410,564	374,497	365,874	(2.3)	(10.9)
Foreclosed assets, net	60,774	59,329	59,109	(0.4)	(2.7)
Prepaid expenses and deferred charges	410,049	431,058	495,702	15.0	20.9
Goodwill, net	488,629	552,442	549,967	(0.4)	12.6
Other assets, net	454,346	1,107,780	684,596	(38.2)	50.7
Reappraisal of assets	2,156,871	2,351,615	2,411,206	2.5	11.8
Total assets	111,139,196	124,971,099	125,080,301	0.1	12.5
LIABILITIES
DEPOSITS
Checking accounts	16,777,968	16,483,637	17,888,045	8.5	6.6
Time deposits	18,045,719	24,975,839	24,997,737	0.1	38.5
Savings deposits	39,449,172	39,783,415	36,931,953	(7.2)	(6.4)
Other	888,155	713,229	1,139,035	59.7	28.2
Total deposits	75,161,014	81,956,120	80,956,770	(1.2)	7.7
Bankers' acceptances, spot transactions and derivatives	366,635	1,189,102	1,582,040	33.0	331.5
Interbank borrowings and overnight funds	1,438,452	3,199,047	3,654,520	14.2	154.1
Borrowings from banks and other	4,984,356	5,077,659	5,948,887	17.2	19.4
Accrued interest payable	277,346	289,445	344,182	18.9	24.1
Other accounts payable	1,894,417	2,089,268	1,746,570	(16.4)	(7.8)
Bonds	6,833,088	7,118,379	7,323,582	2.9	7.2
Estimated Liabilities	324,395	1,347,369	646,018	(52.1)	99.1
Other liabilities	926,266	975,179	945,778	(3.0)	2.1
Total liabilities	92,205,969	103,241,569	103,148,347	(0.1)	11.9
Total shareholders' equity	18,933,227	21,729,530	21,931,954	0.9	15.8
Total liabilities and shareholders' equity	111,139,196	124,971,099	125,080,301	0.1	12.5

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF DECEMBER, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Dec-13	Dec-14	Dec-14 Vs. Dec-13	Nov-14	Dec-14	Dec-14 Vs. Nov-14
INTEREST INCOME
Interest on loans	6,788,182	7,198,781	6.0	622,428	645,821	3.8
Interest on investment securities	742,855	1,469,753	97.9	63,337	787,498	N.A.
Interbank and overnight funds	122,314	126,207	3.2	11,578	11,309	(2.3)
Financial leases	593,783	602,314	1.4	51,284	52,187	1.8
Total Interest Income	8,247,134	9,397,056	13.9	748,627	1,496,814	99.9
INTEREST EXPENSE
Checking accounts	112,147	121,317	8.2	9,939	10,233	3.0
Time deposits	884,655	954,795	7.9	94,368	97,656	3.5
Saving deposits	1,078,300	1,247,429	15.7	108,132	102,191	(5.5)
Total interest expense on deposits	2,075,102	2,323,541	12.0	212,438	210,080	(1.1)
Borrowings from banks and others	138,638	126,695	(8.6)	9,907	10,739	8.4
Interbank and overnight funds (expenses)	69,644	89,046	27.9	8,985	9,024	0.4
Bonds	396,839	413,706	4.3	36,742	38,812	5.6
Total interest expense	2,680,223	2,952,987	10.2	268,072	268,655	0.2
Net Interest Income	5,566,911	6,444,069	15.8	480,555	1,228,160	155.6
Provisions for loan and financial lease losses, accrued interest and other, net	1,169,292	1,302,399	11.4	125,198	142,358	13.7
Recovery of charged-off assets	(146,595)	(183,145)	24.9	(13,316)	(21,182)	59.1
Provision for investment securities, foreclosed assets and other assets	33,989	49,605	45.9	2,526	11,199	343.4
Recovery of provisions for investments securities, foreclosed assets and other assets	(17,896)	(18,060)	0.9	(591)	(1,388)	135.1
Total provisions, net	1,038,790	1,150,800	10.8	113,818	130,987	15.1
Net interest income after provisions	4,528,122	5,293,269	16.9	366,737	1,097,173	199.2
FEES AND OTHER SERVICES INCOME
Commissions from banking services	1,005,605	1,087,127	8.1	88,221	108,838	23.4
Branch network services	30,014	34,012	13.3	2,970	3,108	4.6
Credit card merchant fees	194,577	221,418	13.8	18,233	27,909	53.1
Checking fees	66,255	65,650	(0.9)	5,008	5,557	11.0
Other	92,174	101,171	9.8	8,216	9,841	19.8
Total fees and other services income	1,388,625	1,509,379	8.7	122,648	155,253	26.6
Fees and other services expenses	371,548	406,814	9.5	33,668	46,663	38.6
Fees and other services income, net	1,017,077	1,102,565	8.4	88,980	108,590	22.0
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	219,402	1,116,640	408.9	344,722	444,182	28.9
Gains (losses) on derivative operations, net	(55,710)	(900,329)	N.A.	(327,676)	(411,147)	25.5
Gains on sales of investments in equity securities, net	-	12,385	N.A.	-	12,385	N.A.
Dividend Income	1,111,360	1,187,566	6.9	2	162,784	N.A.
Other	185,438	226,556	22.2	18,070	17,654	(2.3)
Total other operating income	1,460,491	1,642,818	12.5	35,117	225,859	543.2
Total operating income	7,005,690	8,038,652	14.7	490,834	1,431,622	191.7
OPERATING EXPENSES
Salaries and employee benefits	1,252,808	1,274,752	1.8	104,318	102,592	(1.7)
Bonus plan payments	34,891	40,969	17.4	2,834	4,840	70.8
Termination payments	4,463	7,478	67.6	153	327	113.2
Administrative and other expenses	2,084,970	2,258,928	8.3	185,097	246,965	33.4
Insurance on deposit, net	195,102	198,546	1.8	16,621	17,104	2.9
Charitable and other donation expenses	2,723	2,983	9.5	129	502	288.5
Depreciation	234,509	269,655	15.0	22,695	23,680	4.3
Goodwill amortization	24,743	28,823	16.5	2,475	2,475	(0.0)
Total operating expenses	3,834,208	4,082,134	6.5	334,323	398,485	19.2
Net operating income	3,171,482	3,956,518	24.8	156,511	1,033,137	560.1
NON-OPERATING INCOME (EXPENSE)
Other income	262,780	260,396	(0.9)	13,774	26,007	88.8
Other expenses	81,141	71,796	(11.5)	3,356	8,368	149.3
Non-operating income (expense), net	181,640	188,601	3.8	10,418	17,639	69.3
Income before income tax expense	3,353,122	4,145,118	23.6	166,929	1,050,776	529.5
Income tax expense	894,141	863,770	(3.4)	51,934	66,446	27.9
Net income	2,458,981	3,281,348	33.4	114,995	984,330	756.0

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Dec-13	Nov-14	Dec-14	Dec-14 Vs. Nov-14	Dec-14 Vs. Dec-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	3,888,519	4,921,027	4,937,194	0.3	27.0
Interbank and overnight funds	969,068	384,411	310,627	(19.2)	(67.9)
Total Cash and cash equivalents	4,857,587	5,305,438	5,247,821	(1.1)	8.0
INVESTMENT SECURITIES
Debt securities	5,365,855	5,512,859	5,667,805	2.8	5.6
Trading	1,155,545	1,041,356	1,138,778	9.4	(1.5)
Available for Sale	2,809,352	3,228,120	3,288,667	1.9	17.1
Held to maturity	1,400,958	1,243,383	1,240,360	(0.2)	(11.5)
Equity securities	8,906,609	10,222,678	10,905,169	6.7	22.4
Trading	-	-	30,033	N.A.	N.A.
Available for Sale	8,906,609	10,222,678	10,875,135	6.4	22.1
Allowance	(747)	(862)	(934)	8.4	25.1
Total investment securities, net	14,271,717	15,734,674	16,572,039	5.3	16.1
LOANS AND FINANCIAL LEASES
Commercial loans	26,485,104	30,171,055	30,237,235	0.2	14.2
Consumer loans	6,803,699	7,846,268	7,958,527	1.4	17.0
Microcredit	316,304	330,716	333,397	0.8	5.4
Mortgage loans	750,699	1,231,077	1,281,064	4.1	70.6
Financial leases	1,454,185	1,767,272	1,829,105	3.5	25.8
Allowance for loans and financial leases losses	(1,182,092)	(1,275,539)	(1,277,177)	0.1	8.0
Total loans and financial leases, net	34,627,899	40,070,849	40,362,151	0.7	16.6
Interest accrued on loans and financial leases	342,410	398,433	386,023	(3.1)	12.7
Allowance on Interest accrued on loans and financial leases	(45,699)	(50,894)	(49,725)	(2.3)	8.8
Interest accrued on loans and financial leases, net	296,711	347,539	336,298	(3.2)	13.3
Bankers' acceptances, spot transactions and derivatives	298,283	407,534	614,589	50.8	106.0
Accounts receivable, net	742,579	568,444	687,386	20.9	(7.4)
Property, plant and equipment, net	351,515	363,351	372,486	2.5	6.0
Operating leases, net	3,176	5,712	5,589	(2.1)	76.0
Foreclosed assets, net	19,463	16,779	16,213	(3.4)	(16.7)
Prepaid expenses and deferred charges	191,146	246,725	301,559	22.2	57.8
Goodwill, net	465,905	531,232	528,900	(0.4)	13.5
Other assets, net	144,458	596,951	497,991	(16.6)	244.7
Reappraisal of assets	1,056,836	1,169,428	1,219,847	4.3	15.4
Total assets	57,327,276	65,364,656	66,762,870	2.1	16.5
LIABILITIES
DEPOSITS
Checking accounts	8,781,472	9,117,569	9,855,326	8.1	12.2
Time deposits	10,849,795	14,904,071	15,023,754	0.8	38.5
Savings deposits	18,320,112	16,628,373	15,993,569	(3.8)	(12.7)
Other	420,178	315,295	639,995	103.0	52.3
Total deposits	38,371,558	40,965,309	41,512,645	1.3	8.2
Bankers' acceptances, spot transactions and derivatives	321,919	981,367	1,319,977	34.5	310.0
Interbank borrowings and overnight funds	329,085	1,839,441	1,816,428	(1.3)	452.0
Borrowings from banks and other	2,731,110	2,582,361	3,241,312	25.5	18.7
Accrued interest payable	149,451	156,805	177,222	13.0	18.6
Other accounts payable	885,175	1,123,955	855,362	(23.9)	(3.4)
Bonds	2,545,104	2,859,055	3,064,258	7.2	20.4
Estimated Liabilities	111,088	773,678	482,195	(37.7)	334.1
Other liabilities	328,686	370,683	317,690	(14.3)	(3.3)
Total liabilities	45,773,175	51,652,655	52,787,089	2.2	15.3
Total shareholders' equity	11,554,101	13,712,001	13,975,780	1.9	21.0
Total liabilities and shareholders' equity	57,327,276	65,364,656	66,762,870	2.1	16.5

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Dec-13	Dec-14	Dec-14 Vs. Dec-13	Nov-14	Dec-14	Dec-14 Vs. Nov-14
INTEREST INCOME
Interest on loans	3,152,101	3,431,742	8.9	302,079	314,620	4.2
Interest on investment securities	369,925	273,131	(26.2)	25,176	13,033	(48.2)
Interbank and overnight funds	63,543	66,394	4.5	5,730	5,060	(11.7)
Financial leases	134,359	149,781	11.5	13,288	14,216	7.0
Total Interest Income	3,719,928	3,921,048	5.4	346,273	346,929	0.2
INTEREST EXPENSE
Checking accounts	91,850	101,436	10.4	8,420	8,750	3.9
Time deposits	485,931	527,167	8.5	52,423	55,304	5.5
Saving deposits	508,159	521,343	2.6	45,208	39,500	(12.6)
Total interest expense on deposits	1,085,940	1,149,945	5.9	106,051	103,554	(2.4)
Borrowings from banks and others	64,061	63,565	(0.8)	5,373	5,877	9.4
Interbank and overnight funds (expenses)	28,398	49,653	74.8	4,873	5,249	7.7
Bonds	133,842	149,761	11.9	13,341	14,491	8.6
Total interest expense	1,312,241	1,412,925	7.7	129,638	129,171	(0.4)
Net Interest Income	2,407,688	2,508,123	4.2	216,635	217,757	0.5
Provisions for loan and financial lease losses, accrued interest and other, net	570,733	659,536	15.6	61,072	63,270	3.6
Recovery of charged-off assets	(57,413)	(73,717)	28.4	(7,635)	(10,543)	38.1
Provision for investment securities, foreclosed assets and other assets	14,798	18,949	28.1	1,225	4,610	276.4
Recovery of provisions for investments securities, foreclosed assets and other assets	(6,631)	(3,434)	(48.2)	(17)	(118)	600.2
Total provisions, net	521,487	601,334	15.3	54,645	57,219	4.7
Net interest income after provisions	1,886,200	1,906,790	1.1	161,990	160,538	(0.9)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	575,658	635,203	10.3	52,929	66,523	25.7
Branch network services	29,894	33,892	13.4	2,960	3,098	4.6
Credit card merchant fees	73,607	88,257	19.9	7,990	11,199	40.2
Checking fees	34,570	34,301	(0.8)	2,580	2,821	9.3
Other	4,605	4,869	5.7	297	713	139.7
Total fees and other services income	718,334	796,522	10.9	66,757	84,354	26.4
Fees and other services expenses	130,711	131,600	0.7	10,536	13,290	26.1
Fees and other services income, net	587,622	664,923	13.2	56,221	71,064	26.4
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	191,575	1,029,539	437.4	326,643	418,481	28.1
Gains (losses) on derivative operations, net	(57,609)	(866,510)	N.A.	(315,293)	(395,261)	25.4
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	891,350	978,460	9.8	2	157,518	N.A.
Other	2,786	3,844	38.0	311	333	7.1
Total other operating income	1,028,102	1,145,334	11.4	11,664	181,071	N.A.
Total operating income	3,501,924	3,717,047	6.1	229,875	412,673	79.5
OPERATING EXPENSES
Salaries and employee benefits	542,455	565,900	4.3	48,259	50,618	4.9
Bonus plan payments	6,676	7,512	12.5	94	100	5.8
Termination payments	367	521	42.0	62	38	(38.4)
Administrative and other expenses	1,003,718	1,119,860	11.6	90,249	119,633	32.6
Insurance on deposit, net	95,608	92,219	(3.5)	7,584	7,898	4.2
Charitable and other donation expenses	72	-	(100.0)	-	-	N.A.
Depreciation	52,558	59,759	13.7	5,182	5,456	5.3
Goodwill amortization	23,195	27,167	17.1	2,333	2,333	(0.0)
Total operating expenses	1,724,648	1,872,939	8.6	153,762	186,075	21.0
Net operating income	1,777,276	1,844,108	3.8	76,113	226,597	197.7
NON-OPERATING INCOME (EXPENSE)
Other income	115,493	122,793	6.3	5,483	14,921	172.1
Other expenses	32,124	29,144	(9.3)	1,686	5,375	218.8
Non-operating income (expense), net	83,369	93,649	12.3	3,797	9,546	151.4
Income before income tax expense	1,860,645	1,937,757	4.1	79,910	236,144	195.5
Income tax expense	442,196	432,494	(2.2)	21,257	43,128	102.9
Net income	1,418,450	1,505,263	6.1	58,653	193,015	229.1

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Dec-13	Nov-14	Dec-14	Dec-14 Vs. Nov-14	Dec-14 Vs. Dec-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	2,118,566	2,250,396	1,871,517	(16.8)	(11.7)
Interbank and overnight funds	447,286	411,377	221,712	(46.1)	(50.4)
Total Cash and cash equivalents	2,565,853	2,661,773	2,093,229	(21.4)	(18.4)
INVESTMENT SECURITIES
Debt securities	2,735,248	4,650,826	4,967,252	6.8	81.6
Trading	755,783	1,000,981	947,408	(5.4)	25.4
Available for Sale	1,387,795	3,015,018	3,388,149	12.4	144.1
Held to maturity	591,670	634,827	631,695	(0.5)	6.8
Equity securities	1,604,928	1,731,212	953,854	(44.9)	(40.6)
Trading	-	-	400,253	N.A.	N.A.
Available for Sale	1,604,928	1,731,212	553,601	(68.0)	(65.5)
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	4,340,176	6,382,038	5,921,106	(7.2)	36.4
LOANS AND FINANCIAL LEASES
Commercial loans	10,682,684	10,966,338	11,167,300	1.8	4.5
Consumer loans	4,319,372	5,213,478	5,275,317	1.2	22.1
Microcredit	-	-	-	N.A.	N.A.
Mortgage loans	32,138	119,938	134,281	12.0	317.8
Financial leases	4,383,508	4,314,083	4,325,139	0.3	(1.3)
Allowance for loans and financial leases losses	(698,746)	(779,264)	(792,697)	1.7	13.4
Total loans and financial leases, net	18,718,956	19,834,573	20,109,340	1.4	7.4
Interest accrued on loans and financial leases	151,350	180,206	167,703	(6.9)	10.8
Allowance on Interest accrued on loans and financial leases	(19,237)	(24,685)	(24,282)	(1.6)	26.2
Interest accrued on loans and financial leases, net	132,113	155,522	143,421	(7.8)	8.6
Bankers' acceptances, spot transactions and derivatives	42,826	196,141	249,865	27.4	483.4
Accounts receivable, net	219,738	453,522	490,112	8.1	123.0
Property, plant and equipment, net	245,347	280,520	286,690	2.2	16.9
Operating leases, net	407,002	368,383	359,890	(2.3)	(11.6)
Foreclosed assets, net	25,233	19,376	20,330	4.9	(19.4)
Prepaid expenses and deferred charges	123,662	118,517	124,871	5.4	1.0
Goodwill, net	22,724	21,209	21,067	(0.7)	(7.3)
Other assets, net	272,028	240,482	112,297	(53.3)	(58.7)
Reappraisal of assets	443,990	500,357	508,245	1.6	14.5
Total assets	27,559,648	31,232,414	30,440,463	(2.5)	10.5
LIABILITIES
DEPOSITS
Checking accounts	5,581,111	4,725,424	5,726,364	21.2	2.6
Time deposits	3,783,273	5,373,426	5,244,181	(2.4)	38.6
Savings deposits	8,320,285	10,798,850	9,133,694	(15.4)	9.8
Other	278,074	269,699	329,767	22.3	18.6
Total deposits	17,962,742	21,167,398	20,434,006	(3.5)	13.8
Bankers' acceptances, spot transactions and derivatives	42,449	205,082	259,471	26.5	511.3
Interbank borrowings and overnight funds	581,557	424,894	367,255	(13.6)	(36.8)
Borrowings from banks and other	2,006,423	2,094,919	2,266,339	8.2	13.0
Accrued interest payable	83,911	81,219	110,995	36.7	32.3
Other accounts payable	418,490	534,423	463,832	(13.2)	10.8
Bonds	2,473,313	2,269,806	2,269,806	-	(8.2)
Estimated Liabilities	29,228	179,317	20,061	(88.8)	(31.4)
Other liabilities	158,093	173,311	187,088	7.9	18.3
Total liabilities	23,756,205	27,130,368	26,378,854	(2.8)	11.0
Total shareholders' equity	3,803,443	4,102,047	4,061,609	(1.0)	6.8
Total liabilities and shareholders' equity	27,559,648	31,232,414	30,440,463	(2.5)	10.5

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Dec-13	Dec-14	Dec-14 Vs. Dec-13	Nov-14	Dec-14	Dec-14 Vs. Nov-14
INTEREST INCOME
Interest on loans	1,449,309	1,574,983	8.7	136,140	142,077	4.4
Interest on investment securities	101,322	918,256	806.3	20,691	755,193	N.A.
Interbank and overnight funds	40,915	43,123	5.4	4,187	4,388	4.8
Financial leases	425,720	427,445	0.4	36,079	35,903	(0.5)
Total Interest Income	2,017,266	2,963,807	46.9	197,096	937,561	375.7
INTEREST EXPENSE
Checking accounts	10,688	13,860	29.7	1,167	1,177	0.8
Time deposits	199,869	237,086	18.6	22,901	22,974	0.3
Saving deposits	240,024	342,118	42.5	33,848	32,221	(4.8)
Total interest expense on deposits	450,581	593,064	31.6	57,916	56,372	(2.7)
Borrowings from banks and others	61,276	54,909	(10.4)	3,855	4,132	7.2
Interbank and overnight funds (expenses)	17,627	6,979	(60.4)	657	673	2.4
Bonds	156,526	147,968	(5.5)	12,822	13,339	4.0
Total interest expense	686,010	802,920	17.0	75,250	74,516	(1.0)
Net Interest Income	1,331,256	2,160,887	62.3	121,846	863,045	608.3
Provisions for loan and financial lease losses, accrued interest and other, net	365,517	417,851	14.3	39,147	47,404	21.1
Recovery of charged-off assets	(50,257)	(59,907)	19.2	(3,434)	(7,162)	108.5
Provision for investment securities, foreclosed assets and other assets	10,197	15,662	53.6	829	5,093	514.7
Recovery of provisions for investments securities, foreclosed assets and other assets	(6,658)	(7,289)	9.5	(4)	(1,195)	N.A.
Total provisions, net	318,798	366,317	14.9	36,537	44,140	20.8
Net interest income after provisions	1,012,458	1,794,569	77.2	85,309	818,906	859.9
FEES AND OTHER SERVICES INCOME
Commissions from banking services	186,365	200,182	7.4	15,784	18,590	17.8
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	97,789	107,878	10.3	8,367	13,103	56.6
Checking fees	20,790	20,594	(0.9)	1,603	1,747	9.0
Other	31,798	34,316	7.9	2,653	3,615	36.3
Total fees and other services income	336,742	362,970	7.8	28,407	37,055	30.4
Fees and other services expenses	134,614	156,347	16.1	13,112	19,504	48.8
Fees and other services income, net	202,128	206,623	2.2	15,295	17,551	14.7
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	23,726	80,900	241.0	16,130	24,748	53.4
Gains (losses) on derivative operations, net	2,631	(34,922)	N.A.	(12,439)	(17,892)	43.8
Gains on sales of investments in equity securities, net	-	12,385	N.A.	-	12,385	N.A.
Dividend Income	172,562	158,046	(8.4)	-	(3,421)	N.A.
Other	181,044	220,505	21.8	17,649	17,148	(2.8)
Total other operating income	379,962	436,913	15.0	21,340	32,968	54.5
Total operating income	1,594,549	2,438,106	52.9	121,945	869,425	613.0
OPERATING EXPENSES
Salaries and employee benefits	319,851	324,615	1.5	27,720	26,698	(3.7)
Bonus plan payments	23,319	25,059	7.5	2,233	2,535	13.5
Termination payments	3,172	5,861	84.8	47	249	426.8
Administrative and other expenses	462,330	523,295	13.2	44,704	61,861	38.4
Insurance on deposit, net	46,742	53,646	14.8	5,246	5,046	(3.8)
Charitable and other donation expenses	742	616	(17.0)	3	37	N.A.
Depreciation	139,796	170,689	22.1	14,246	14,877	4.4
Goodwill amortization	1,548	1,656	7.0	142	142	0.0
Total operating expenses	997,499	1,105,437	10.8	94,341	111,445	18.1
Net operating income	597,050	1,332,668	123.2	27,604	757,979	N.A.
NON-OPERATING INCOME (EXPENSE)
Other income	28,575	37,340	30.7	3,703	5,925	60.0
Other expenses	20,721	13,453	(35.1)	517	729	40.9
Non-operating income (expense), net	7,854	23,887	204.2	3,186	5,196	63.1
Income before income tax expense	604,903	1,356,555	124.3	30,790	763,176	N.A.
Income tax expense	149,034	155,745	4.5	10,702	6,751	(36.9)
Net income	455,869	1,200,810	163.4	20,088	756,425	N.A.

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Dec-13	Nov-14	Dec-14	Dec-14 Vs. Nov-14	Dec-14 Vs. Dec-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	1,035,797	885,737	867,484	(2.1)	(16.2)
Interbank and overnight funds	4,624	294,388	-	(100.0)	(100.0)
Total Cash and cash equivalents	1,040,422	1,180,125	867,484	(26.5)	(16.6)
INVESTMENT SECURITIES
Debt securities	2,476,806	2,193,205	1,954,796	(10.9)	(21.1)
Trading	192,630	358,602	353,825	(1.3)	83.7
Available for Sale	1,707,811	1,387,847	1,156,779	(16.6)	(32.3)
Held to maturity	576,365	446,755	444,192	(0.6)	(22.9)
Equity securities	579,008	592,363	594,895	0.4	2.7
Trading	43,215	27,996	28,555	2.0	(33.9)
Available for Sale	535,793	564,367	566,341	0.3	5.7
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	3,055,814	2,785,568	2,549,691	(8.5)	(16.6)
LOANS AND FINANCIAL LEASES
Commercial loans	5,202,301	5,715,212	5,857,173	2.5	12.6
Consumer loans	6,509,117	6,737,412	6,782,656	0.7	4.2
Microcredit	13,819	12,305	12,152	(1.2)	(12.1)
Mortgage loans	98,925	175,149	188,942	7.9	91.0
Financial leases	267,236	239,409	234,556	(2.0)	(12.2)
Allowance for loans and financial leases losses	(438,500)	(441,288)	(444,470)	0.7	1.4
Total loans and financial leases, net	11,652,898	12,438,198	12,631,010	1.6	8.4
Interest accrued on loans and financial leases	116,510	125,084	125,416	0.3	7.6
Allowance on Interest accrued on loans and financial leases	(8,752)	(10,764)	(10,874)	1.0	24.3
Interest accrued on loans and financial leases, net	107,758	114,320	114,542	0.2	6.3
Bankers' acceptances, spot transactions and derivatives	1,241	2,339	2,450	4.7	97.4
Accounts receivable, net	48,792	50,294	68,050	35.3	39.5
Property, plant and equipment, net	161,030	161,606	161,029	(0.4)	(0.0)
Operating leases, net	386	403	394	(2.1)	2.3
Foreclosed assets, net	11,748	11,484	11,222	(2.3)	(4.5)
Prepaid expenses and deferred charges	57,713	34,350	38,994	13.5	(32.4)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	27,501	179,866	57,383	(68.1)	108.7
Reappraisal of assets	435,203	456,551	457,452	0.2	5.1
Total assets	16,600,505	17,415,105	16,959,701	(2.6)	2.2
LIABILITIES
DEPOSITS
Checking accounts	1,547,232	1,707,289	1,330,447	(22.1)	(14.0)
Time deposits	1,159,954	1,894,183	1,907,909	0.7	64.5
Savings deposits	8,413,033	7,926,944	7,243,131	(8.6)	(13.9)
Other	103,846	82,931	87,623	5.7	(15.6)
Total deposits	11,224,065	11,611,346	10,569,110	(9.0)	(5.8)
Bankers' acceptances, spot transactions and derivatives	1,242	2,653	2,591	(2.3)	108.7
Interbank borrowings and overnight funds	3,854	12,796	750,176	N.A.	N.A.
Borrowings from banks and other	156,175	196,137	226,734	15.6	45.2
Accrued interest payable	23,521	29,290	30,384	3.7	29.2
Other accounts payable	431,113	316,103	282,633	(10.6)	(34.4)
Bonds	1,814,671	1,989,518	1,989,518	-	9.6
Estimated Liabilities	158,982	254,772	107,085	(58.0)	(32.6)
Other liabilities	386,716	380,662	391,177	2.8	1.2
Total liabilities	14,200,340	14,793,279	14,349,408	(3.0)	1.0
Total shareholders' equity	2,400,166	2,621,826	2,610,292	(0.4)	8.8
Total liabilities and shareholders' equity	16,600,505	17,415,105	16,959,701	(2.6)	2.2

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Dec-13	Dec-14	Dec-14 Vs. Dec-13	Nov-14	Dec-14	Dec-14 Vs. Nov-14
INTEREST INCOME
Interest on loans	1,401,074	1,389,299	(0.8)	116,149	118,449	2.0
Interest on investment securities	114,977	156,598	36.2	8,822	6,561	(25.6)
Interbank and overnight funds	13,757	11,514	(16.3)	809	545	(32.6)
Financial leases	33,705	25,088	(25.6)	1,916	2,068	7.9
Total Interest Income	1,563,513	1,582,499	1.2	127,696	127,623	(0.1)
INTEREST EXPENSE
Checking accounts	7,522	4,710	(37.4)	246	180	(27.1)
Time deposits	86,404	73,848	(14.5)	8,306	8,633	3.9
Saving deposits	245,345	296,528	20.9	22,025	23,121	5.0
Total interest expense on deposits	339,271	375,085	10.6	30,577	31,934	4.4
Borrowings from banks and others	9,337	5,188	(44.4)	442	479	8.2
Interbank and overnight funds (expenses)	3,832	9,397	145.2	823	1,404	70.7
Bonds	106,471	115,977	8.9	10,578	10,982	3.8
Total interest expense	458,911	505,648	10.2	42,420	44,798	5.6
Net Interest Income	1,104,601	1,076,851	(2.5)	85,276	82,824	(2.9)
Provisions for loan and financial lease losses, accrued interest and other, net	77,431	81,535	5.3	11,347	15,185	33.8
Recovery of charged-off assets	(15,958)	(15,445)	(3.2)	(866)	(1,529)	76.6
Provision for investment securities, foreclosed assets and other assets	5,743	5,559	(3.2)	234	1,280	446.3
Recovery of provisions for investments securities, foreclosed assets and other assets	(2,046)	(2,253)	10.1	(41)	(37)	(11.0)
Total provisions, net	65,170	69,396	6.5	10,675	14,900	39.6
Net interest income after provisions	1,039,431	1,007,455	(3.1)	74,602	67,924	(9.0)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	91,632	90,958	(0.7)	6,560	9,038	37.8
Branch network services	120	120	-	10	10	-
Credit card merchant fees	6,831	7,358	7.7	518	1,223	136.0
Checking fees	3,236	2,938	(9.2)	220	262	19.2
Other	8,434	7,617	(9.7)	623	605	(2.8)
Total fees and other services income	110,254	108,992	(1.1)	7,930	11,138	40.5
Fees and other services expenses	39,505	42,410	7.4	3,615	5,576	54.2
Fees and other services income, net	70,749	66,582	(5.9)	4,315	5,562	28.9
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	2,719	4,213	54.9	1,486	363	(75.6)
Gains (losses) on derivative operations, net	(241)	(1,311)	444.2	(303)	(417)	37.5
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	42,345	47,957	13.3	-	8,688	N.A.
Other	1,604	1,683	4.9	118	68	(42.5)
Total other operating income	46,428	52,542	13.2	1,301	8,702	568.9
Total operating income	1,156,608	1,126,578	(2.6)	80,218	82,189	2.5
OPERATING EXPENSES
Salaries and employee benefits	236,450	226,628	(4.2)	14,771	11,394	(22.9)
Bonus plan payments	3,201	6,870	114.6	476	1,437	201.9
Termination payments	448	719	60.7	-	34	N.A.
Administrative and other expenses	344,289	334,359	(2.9)	27,829	38,505	38.4
Insurance on deposit, net	31,468	31,215	(0.8)	2,562	2,278	(11.1)
Charitable and other donation expenses	1,433	1,694	18.2	113	452	300.0
Depreciation	21,895	22,596	3.2	1,909	1,922	0.6
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	639,183	624,082	(2.4)	47,660	56,022	17.5
Net operating income	517,425	502,496	(2.9)	32,557	26,167	(19.6)
NON-OPERATING INCOME (EXPENSE)
Other income	104,940	76,303	(27.3)	3,339	4,310	29.1
Other expenses	17,175	17,695	3.0	514	798	55.4
Non-operating income (expense), net	87,764	58,609	(33.2)	2,826	3,511	24.3
Income before income tax expense	605,190	561,105	(7.3)	35,383	29,679	(16.1)
Income tax expense	206,633	181,025	(12.4)	13,160	8,845	(32.8)
Net income	398,557	380,080	(4.6)	22,223	20,834	(6.3)

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Dec-13	Nov-14	Dec-14	Dec-14 Vs. Nov-14	Dec-14 Vs. Dec-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	543,379	940,205	872,038	(7.3)	60.5
Interbank and overnight funds	56,747	298,446	319,282	7.0	462.6
Total Cash and cash equivalents	600,126	1,238,651	1,191,320	(3.8)	98.5
INVESTMENT SECURITIES
Debt securities	2,250,143	2,297,052	2,357,996	2.7	4.8
Trading	882,580	59,493	148,302	149.3	(83.2)
Available for Sale	1,029,961	1,924,843	1,898,980	(1.3)	84.4
Held to maturity	337,602	312,717	310,714	(0.6)	(8.0)
Equity securities	11,768	22,986	23,645	2.9	100.9
Trading	-	5,258	5,917	12.5	N.A.
Available for Sale	11,768	17,728	17,728	-	50.6
Allowance	(2,281)	(225)	(318)	41.7	(86.0)
Total investment securities, net	2,259,631	2,319,814	2,381,322	2.7	5.4
LOANS AND FINANCIAL LEASES
Commercial loans	2,554,985	2,633,439	2,599,697	(1.3)	1.7
Consumer loans	3,025,229	3,226,282	3,241,921	0.5	7.2
Microcredit	11,734	6,707	6,232	(7.1)	(46.9)
Mortgage loans	996,041	1,277,719	1,298,921	1.7	30.4
Financial leases	-	-	-	N.A.	N.A.
Allowance for loans and financial leases losses	(295,601)	(309,241)	(316,684)	2.4	7.1
Total loans and financial leases, net	6,292,389	6,834,907	6,830,088	(0.1)	8.5
Interest accrued on loans and financial leases	68,007	69,434	63,830	(8.1)	(6.1)
Allowance on Interest accrued on loans and financial leases	(10,419)	(10,907)	(10,647)	(2.4)	2.2
Interest accrued on loans and financial leases, net	57,588	58,527	53,183	(9.1)	(7.6)
Bankers' acceptances, spot transactions and derivatives	1,107	-	-	N.A.	(100.0)
Accounts receivable, net	65,421	52,213	81,260	55.6	24.2
Property, plant and equipment, net	102,448	95,898	95,885	(0.0)	(6.4)
Operating leases, net	-	-	-	N.A.	N.A.
Foreclosed assets, net	4,329	11,689	11,344	(3.0)	162.0
Prepaid expenses and deferred charges	37,528	31,465	30,278	(3.8)	(19.3)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	10,360	90,481	16,925	(81.3)	63.4
Reappraisal of assets	220,841	225,279	225,662	0.2	2.2
Total assets	9,651,766	10,958,925	10,917,267	(0.4)	13.1
LIABILITIES
DEPOSITS
Checking accounts	868,152	933,355	975,908	4.6	12.4
Time deposits	2,252,697	2,804,160	2,821,892	0.6	25.3
Savings deposits	4,395,742	4,429,248	4,561,559	3.0	3.8
Other	86,057	45,304	81,650	80.2	(5.1)
Total deposits	7,602,649	8,212,067	8,441,009	2.8	11.0
Bankers' acceptances, spot transactions and derivatives	1,025	-	-	N.A.	(100.0)
Interbank borrowings and overnight funds	523,957	921,916	720,661	(21.8)	37.5
Borrowings from banks and other	90,648	204,241	214,502	5.0	136.6
Accrued interest payable	20,463	22,132	25,580	15.6	25.0
Other accounts payable	159,639	114,787	144,743	26.1	(9.3)
Bonds	-	-	-	N.A.	N.A.
Estimated Liabilities	25,098	139,602	36,676	(73.7)	46.1
Other liabilities	52,771	50,524	49,823	(1.4)	(5.6)
Total liabilities	8,476,249	9,665,268	9,632,995	(0.3)	13.6
Total shareholders' equity	1,175,517	1,293,657	1,284,272	(0.7)	9.3
Total liabilities and shareholders' equity	9,651,766	10,958,925	10,917,267	(0.4)	13.1

GRUPO AVAL ACCIONES Y VALORES S.A.
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Dec-13	Dec-14	Dec-14 Vs. Dec-13	Nov-14	Dec-14	Dec-14 Vs. Nov-14
INTEREST INCOME
Interest on loans	785,697	802,757	2.2	68,060	70,675	3.8
Interest on investment securities	156,631	121,768	(22.3)	8,648	12,711	47.0
Interbank and overnight funds	4,099	5,177	26.3	853	1,316	54.2
Financial leases	-	-	N.A.	-	-	N.A.
Total Interest Income	946,428	929,702	(1.8)	77,561	84,702	9.2
INTEREST EXPENSE
Checking accounts	2,087	1,311	(37.2)	105	127	20.6
Time deposits	112,450	116,695	3.8	10,738	10,744	0.1
Saving deposits	84,772	87,440	3.1	7,050	7,349	4.2
Total interest expense on deposits	199,310	205,446	3.1	17,894	18,221	1.8
Borrowings from banks and others	3,964	3,032	(23.5)	237	252	6.4
Interbank and overnight funds (expenses)	19,788	23,017	16.3	2,632	1,697	(35.5)
Bonds	-	-	N.A.	-	-	N.A.
Total interest expense	223,061	231,495	3.8	20,763	20,169	(2.9)
Net Interest Income	723,367	698,208	(3.5)	56,798	64,532	13.6
Provisions for loan and financial lease losses, accrued interest and other, net	155,611	143,477	(7.8)	13,633	16,499	21.0
Recovery of charged-off assets	(22,967)	(34,076)	48.4	(1,381)	(1,948)	41.1
Provision for investment securities, foreclosed assets and other assets	3,251	9,435	190.2	238	216	(9.2)
Recovery of provisions for investments securities, foreclosed assets and other assets	(2,561)	(5,084)	98.5	(529)	(39)	(92.7)
Total provisions, net	133,334	113,753	(14.7)	11,961	14,728	23.1
Net interest income after provisions	590,032	584,455	(0.9)	44,837	49,805	11.1
FEES AND OTHER SERVICES INCOME
Commissions from banking services	151,950	160,784	5.8	12,948	14,687	13.4
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	16,350	17,926	9.6	1,358	2,384	75.5
Checking fees	7,659	7,816	2.1	604	727	20.3
Other	47,336	54,368	14.9	4,643	4,908	5.7
Total fees and other services income	223,295	240,894	7.9	19,553	22,706	16.1
Fees and other services expenses	66,717	76,457	14.6	6,405	8,292	29.5
Fees and other services income, net	156,578	164,437	5.0	13,148	14,413	9.6
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	1,381	1,987	43.9	462	590	27.7
Gains (losses) on derivative operations, net	(490)	2,414	592.4	358	2,423	576.5
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	5,103	3,103	(39.2)	-	-	N.A.
Other	5	524	N.A.	(9)	105	N.A.
Total other operating income	5,999	8,029	33.8	812	3,118	284.2
Total operating income	752,609	756,921	0.6	58,796	67,336	14.5
OPERATING EXPENSES
Salaries and employee benefits	154,053	157,608	2.3	13,568	13,882	2.3
Bonus plan payments	1,696	1,528	(9.9)	31	769	N.A.
Termination payments	476	376	(20.9)	45	6	(87.4)
Administrative and other expenses	274,633	281,413	2.5	22,315	26,965	20.8
Insurance on deposit, net	21,285	21,465	0.8	1,231	1,882	52.9
Charitable and other donation expenses	477	673	41.1	13	13	(0.0)
Depreciation	20,260	16,611	(18.0)	1,358	1,425	5.0
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	472,878	479,675	1.4	38,559	44,942	16.6
Net operating income	279,731	277,246	(0.9)	20,237	22,393	10.7
NON-OPERATING INCOME (EXPENSE)
Other income	13,773	23,960	74.0	1,249	852	(31.8)
Other expenses	11,120	11,505	3.5	639	1,466	129.4
Non-operating income (expense), net	2,653	12,455	369.5	610	(615)	(200.8)
Income before income tax expense	282,384	289,702	2.6	20,847	21,779	4.5
Income tax expense	96,278	94,506	(1.8)	6,815	7,722	13.3
Net income	186,105	195,196	4.9	14,032	14,057	0.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2015

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel